Filed Pursuant to Rule 433
Registration Statement No. 333-151351 and No. 333-175764

PRESS RELEASE	FOR IMMEDIATE RELEASE

December 15, 2011

Uruguay Announces Satisfaction of Financing Condition in its Tender Offer for Cash

Montevideo, Uruguay: The Republic of Uruguay (“Uruguay”) announced today, in accordance with the schedule of its cash tender offer in which it has announced it accepted bonds from eleven series of outstanding bonds denominated in U.S. dollars and Euros, all maturing on or prior to 2022 and launched on Tuesday, December 6, 2011 (the “Cash Tender Offer”), that it has determined that the financing condition under the Cash Tender Offer has been satisfied.

The financing condition related to Uruguay having received sufficient net proceeds from the sale for cash of its 4.375% UI Global Bonds due 2028 (the “UI 2028 Global Bonds”) to make the payments contemplated by the Cash Tender Offer.  Uruguay received approximately U.S.$1,273,388,355 (after deduction of underwriting discounts and commissions in connection with the sale of the UI 2028 Global Bonds for cash and the Exchange Offer (as described below) and of certain expenses payable by Uruguay) in cash for its 4.375% Ps.25,376,000,000 UI Global Bonds due 2028, which settled today.

Uruguay intends to apply approximately U.S.$972,404,110 of the net proceeds received from the offering for cash of its UI 2028 Global Bonds to retire eligible bonds validly tendered and accepted for purchase by Uruguay in the Cash Tender Offer.  In addition, Uruguay today issued Ps.14,418,954,288 (equivalent to approximately U.S.$724,643,392) of its UI 2028 Global Bonds in exchange for its 5.00% UI Global Bonds due 2018 pursuant to an exchange offer that expired on Friday, December 9, 2011 (the “Exchange Offer”).  Information regarding the Exchange Offer is described in a Prospectus Supplement dated December 6, 2011, to the Prospectus dated June 20, 2008, that have been filed with the Securities and Exchange Commission (“SEC”).  The Exchange Offer settled today.

Information regarding the Cash Tender Offer is described in an Invitation Memorandum dated December 6, 2011.  The Cash Tender Offer expired on Friday, December 9, 2011, at 5:00 p.m., New York City time.  The expected settlement date for the Cash Tender Offer is Friday, December 16, 2011.

Citigroup and HSBC acted as Dealer Managers, Bondholder Communications Group, LLC acted as Information and Tender Agent and The Bank of New York (Luxembourg) S.A. acted as Luxembourg Tender Agent for the Cash Tender Offer.

This announcement is not an offer or a solicitation of offers to exchange or tender any securities.  Any offer will be made solely by the documents referred to above.  The distribution of materials relating to any offer, and the transactions contemplated by any offer, may be restricted by law in certain jurisdictions.  If materials relating to any offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions.  The materials relating to any offer does not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000095012311063636/y91888e18vk.htm

http://www.sec.gov/Archives/edgar/data/102385/000095012311063636/y91888exv99wd.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000354/rou-18ka1_0722.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000354/rou18ka1-ex99e_0722.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000586/rou-18ka2_1202.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000586/rou18ka2-ex99e_1202.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342308000510/repofur-sba1_0619.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511195798/dsbmef.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511329610/d265523d424b3.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511329663/d265525dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511330378/d265525dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000590/repofuruguay-fwp_1205.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511331186/d212139d424b2.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511331223/d265427dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511333235/d265523d424b5.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342311000597/repofuruguay-fwp_1212.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511340455/d271291d424b2.htm

Uruguay has filed a registration statement (including a prospectus) with the SEC for the offering of securities to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Uruguay or the dealer managers will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup at (800) 558-3745 (in the U.S.) or (212) 723-6108 (outside the U.S.), or HSBC at 888-HSBC-4LM (in the U.S.) or (212) 525-5552, (44) 20 7991-5874 (outside the U.S.).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.